KINGSWAY FINANCIAL SERVICES INC.

10 S. Riverside Plaza, Suite 1520

Chicago, Illinois 60606

(312) 766-2138

September 2, 2025

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Madeleine Joy Mateo, Esq.
Division of Corporation Finance Office of Finance

Re:	Request for Acceleration of Effectiveness of Kingsway Financial Services Inc.’s Registration Statement on Form S-1 (File No. 333-289859) filed on August 26, 2025.

Dear Ms. Mateo:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Kingsway Financial Services Inc. hereby requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-289859) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on September 5, 2025 at 9:00 a.m., Eastern Time, or as soon thereafter as practicable.

Please call Daniel P. Raglan of Cadwalader, Wickersham & Taft LLP at (212) 504-6790 if you have any questions regarding this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

KINGSWAY FINANCIAL SERVICES INC.

By:	/s/ Kent A. Hansen
	Name:	Kent A. Hansen
	Title:	Chief Financial Officer

cc:	Daniel P. Raglan, Cadwalader, Wickersham & Taft LLP